September 19, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) follow-up letter of comment, dated September 5, 2006, (“Comment Letter”) regarding our response letter dated August 14, 2006 related to Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2006 (“Form 10-K”) and Form 8-K dated August 23, 2006 (“Form 8-K”). The discussion below is presented in order of the numbered comments in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the Year Ended January 31, 2006

Note 5 – Goodwill and Other Intangible Assets, page 48

Response to Comment 1.

In our previous response, we described the factors that were considered in our annual review for impairment of goodwill as follows:

Excerpt from our response letter dated August 14, 2006

“As mentioned in your letter, within our Form 10-K we discuss our disappointment with the results in EMEA, which we believe is primarily due to weaker demand conditions, competitive pricing pressures, declining average selling prices and the diverted focus of our management team in the region. Specifically, the combined effect of the completion of the final phases of our comprehensive IT systems upgrade, the integration of our Azlan operations and the implementation of our EMEA restructuring program, diverted our management focus away from executing optimal pricing, purchasing and sales management practices

We considered these factors in a number of ways with respect to our annual review for impairment of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The discussion below provides the Staff with background as to how we considered these factors in our analysis as well as their impact on our assumptions used in our discounted cash flow analysis.

•	Given the weaker demand conditions and competitive pricing pressures, we reduced our sales growth, gross margin and operating margin projections within the EMEA region, compared to those projections used in our annual review for impairment as of January 31, 2005. While we reduced our operating performance expectations in our fiscal 2006 impairment analysis compared to our fiscal 2005 impairment analysis, we included gradual annual improvements in our operating performance during the early years of our projections used within our discounted cash flow analysis, compared to our performance in the year ended January 31, 2006. Our rationale for these projected operating improvements are further discussed below. The projections used in our impairment analysis also considered the performance of our primary competitor in the region, Ingram Micro Inc. (“Ingram Micro”) in addition to our own beliefs surrounding the market and its underlying profitability potential. Ingram Micro has performed quite well in the EMEA region with what we believe to be an operating model similar to our own. Therefore, we believe Ingram Micro’s performance is another good indicator of the longer-term underlying earnings potential in the EMEA region. The later years of our projections reflect operating performance more closely tracking with those currently reported by Ingram Micro.

•	We took into consideration the status of the projects causing the major internal distractions in the region, principally the IT systems upgrade and the integration of Azlan, which were substantially complete at the end of fiscal 2006, and the EMEA restructuring program, which is anticipated to be completed in the third quarter of fiscal 2007. We strongly believe these projects are finite and infrequent in nature. The completion of these significant projects is expected to allow management to redirect its efforts back to executing optimal pricing, purchasing and sales management practices. As a result, our projections used within our discounted cash flow analysis reflect our expectation that we will regain some of the market share lost during this distraction period and improve our operating performance compared to the fiscal periods ended January 31, 2004 through 2006.

•	Our projections used within our discounted cash flow analysis also reflect the expected cost savings generated by our EMEA restructuring program announced in May 2005. These cost savings help to partially (but not completely) offset the reduction in our gross margin forecasts, as discussed above.

In summary, based on the factors above, we concluded there was no impairment of goodwill as of January 31, 2006. The Company will continue to monitor our impairment conclusions and the existence of future impairment indicators given the current market conditions within EMEA and our own financial performance in the region. Should the Company conclude that there are indicators of a possible impairment in EMEA goodwill, a goodwill impairment analysis will be performed at that time.”

Significant facts became clear during the Company’s second fiscal quarter ended July 31, 2006, resulting in the Company’s conclusion that an EMEA goodwill impairment existed as of July 31, 2006. The most significant events and material discussions that occurred from our year ended January 31, 2006 to the time we determined that a goodwill charge was necessary as of July 31, 2006, were as follows:

•	We achieved our expectations with respect to EMEA’s operating results for the first quarter of fiscal 2007. Our first quarter expectations were included in our EMEA Annual Operating Plan (“AOP”) for fiscal 2007, which was included as the first forecast year within our goodwill impairment analysis as of January 31, 2006. As discussed in our response letter dated August 14, 2006, our goodwill impairment analysis as of January 31, 2006, which included our AOP for fiscal 2007 and beyond, did not result in an impairment of goodwill as of January 31, 2006. Given our achievement of our first quarter’s expectations within our AOP for fiscal 2007, we had no reason to believe there were any impairment indicators present. The market in EMEA, while competitive, allowed us to achieve our expectations during the quarter.

•	In the second quarter of fiscal 2007, upon review of our preliminary financial results, it became clear we would fall significantly short of our expectations for the quarter with respect to EMEA’s operating results. As a result of this, on August 2, 2006 we released preliminary financial results to the markets indicating our results would fall well below the First Call average earnings per share estimates published by Wall Street analysts at that time. Included in this August 2, 2006 preliminary financial results release we stated,

“The revised outlook also excludes any potential impairment charges for goodwill ..., which could be material, resulting from the decline in the EMEA operating performance. The Company is in the process of completing its review and assessment of possible charges related to such assets”.

•	We updated our fiscal 2007 AOP to reflect our current expectations, taking into consideration our underperformance in the second quarter and our revised expectations for the third and fourth quarters of fiscal 2007. These updated financial forecasts took into consideration discussions we had with our commercial and finance executives throughout EMEA, and considered the key drivers (as discussed below) for the shortfall in the second quarter, the current market and competitive environment within the countries we operate, the general health of our businesses, their expected financial results for the third and fourth quarter of fiscal 2007 and the critical success factors and any risks surrounding our ability to achieve those results. Upon the completion of this exercise, it became clear we would fall well short of our operating income goals included in our EMEA AOP for fiscal 2007. The primary driver for this shortfall was a large reduction in our revenue and gross margin expectations for the year.

•	During the second quarter, certain industry analysts, including International Data Corp (“IDC”), reported a general slowdown in personal computer demand within EMEA, especially within Western Europe, where we have the vast majority of our operations.

•	Finally, our primary competitor, Ingram Micro, Inc. (“Ingram Micro”) reported a decline in their EMEA operating performance for the quarter ended July 1, 2006, as a result of the competitive market in Europe and softer economic conditions in parts of Europe (as discussed in their Form 10-Q filing for the quarterly period ended July 1, 2006). Ingram Micro’s European operating margin of .82% of sales, which they reported during their second quarter, was 30% below the operating margin they achieved in the same quarter last year. This was an additional indicator of the general health of the EMEA market.

The following assumptions changed in our goodwill impairment analysis as of July 31, 2006, compared to our analysis as of January 31, 2006:

•	Our revenue growth rates during the first two years of the forecast used within our discounted cash flow analysis were reduced to reflect our current sales trends and expectations for fiscal 2007, as well as the recent forecasts for personal computer demand in Western Europe from IDC. This had a compounding effect as we are starting from a smaller revenue base in our July 31, 2006 analysis compared to the January 31, 2006 analysis, as we are not meeting our revenue projections for fiscal 2007.

•	Our operating margin assumption was significantly reduced to reflect our expected performance in fiscal 2007, the lower revenue expectations and the gross margin compression we have seen in the region over the last several quarters, particularly from the quarter ended April 30, 2006 through the quarter ended July 31, 2006. As a result of the margin compression and lower revenue forecasts, we, in effect, reset our pricing and operating margin expectations in EMEA. It is this reassessment of the revenue, pricing and margin potential in EMEA which has the most significant impact on our operating income projections used within our July 31, 2006 impairment analysis. While we have reduced our long-term projections for operating margin in the region, we believe the region can deliver acceptable returns on the tangible capital we continue to invest in the region.

•	We do not believe the factors discussed above were present as of our January 31, 2006 impairment analysis as we were still in the midst of our restructuring program and we still believed our operating margin would ultimately improve as a result of the restructuring program. As of January 31, 2006, our EMEA AOP for fiscal 2007 evidenced our belief that our long term operating goals in EMEA were achievable and that the savings from our restructuring program would more strongly mitigate the gross margin pressure experienced in the region. We also believed the general condition of the EMEA market was not in question at that time based on our own knowledge of the market as well as the favorable market indicators reported by Ingram Micro as of December 31, 2005.

The Staff also inquired as to how much emphasis the Company placed on Ingram Micro’s performance when determining our cash flow assumptions at January 31, 2006, and why we believe our competitor’s performance was a good indicator of the Company’s long-term potential in the EMEA market. In response to this inquiry, we note for the Staff that we have always taken Ingram Micro’s operating performance as another indicator of the market health in the EMEA region. Tech Data and Ingram Micro both have significant operations within the key markets in EMEA, especially Western Europe. In many of these markets, we are of similar size and, we believe, operate using similar business models. Ingram Micro also implemented restructuring programs in the region, which we believe has helped them deliver favorable financial results. We also note for the staff that Tech Data’s strong performance in several European countries was a significant factor in developing our assessment of the market potential in EMEA. Therefore, as we develop our long-term financial plans in the region, we take into consideration several factors, including our own historical performance, independent market reports (e.g., IDC), and the results of our key competitors in the regions. All of these factors are analyzed in developing our plans, identifying opportunities for improving our financial performance and assessing whether any underperformance is due to market specific or company specific factors. In conclusion, in developing our near and long-term financial plans, we consider the performance of Ingram Micro, along with other competitors, as just one of many factors that are analyzed in assessing the reasonableness and achievability of our financial plans.

With respect to the events which transpired from the date of our original response (August 14, 2006) and the date of our Form 8-K (August 23, 2006), you should be aware that concurrent with the timeframe in which the Company was responding to your original Comment Letter dated July 31, 2006, we were also in the process of completing a full analysis of the EMEA region’s financial results for the quarter ended July 31, 2006. This analysis includes our normal financial closing procedures as well as quarterly reviews with each of our regional commercial and financial executives in EMEA, as well as the Americas. In connection with these reviews, we discuss the key drivers for the financial results of the quarter, the competitive and market environment, the health of the business and the financial outlook for the upcoming quarter(s). These quarterly business reviews with our commercial and financial executives are typically completed within a week prior to our earnings release. Only after the completion of these reviews do we finalize our closing procedures for the prior quarter and update our financial plans for the upcoming quarter and the remainder of the year. The completion of these reviews resulted in our finalizing our expected results for fiscal 2007 which were then used as the starting point for finalizing our projections used in our goodwill impairment analysis as of July 31, 2006. Our final goodwill impairment analysis as of July 31, 2006 was completed subsequent to the filing of the Company’s SEC Comment Letter response on August 14, 2006.

Response to Comment 2.

In our previous response, we discuss the rationale for the amortization period for our SAP R/3 enterprise-wide system as follows:

Excerpt from our response letter dated August 14, 2006

“The Company’s enterprise-wide systems primarily consist of SAP R/3 in Europe, and Siebel and DCS (an enterprise system developed by Andersen Consulting) in North America. The gross carrying amounts for SAP R/2 and R/3, Siebel and DCS (including related applications) at January 31, 2006, totaled $92.2 million, $18.2 million and $38.2 million, respectively. The only enterprise-wide system being amortized over ten years is mySAP™ Business Suite (“SAP R/3”) in Europe, while Siebel and DCS have been amortized over seven years. We believe the use of a ten-year life for SAP R/3 is appropriate based upon our historical experience with such applications. Our primary enterprise-wide applications used in North America were installed in 1994 (DCS) and 2001 (Siebel) and are still in use today. Likewise, our SAP R/2 system used in Europe prior to our IT upgrade in the region had been in use for several years by Computer 2000 AG (“C2000”) when we acquired the majority of C2000 in July 1998. Given our experience with DCS and SAP R/2, and also taking into consideration the pace of technological change, we believe the use of a ten year life for SAP R/3 is appropriate for this system.”

With respect to your request for elaboration on our comment above, “…given our experience with DCS and SAP R/2, and also taking into consideration the pace of technological change, we believe a use of a ten year life for SAP R/3 is appropriate…”, we agree with your comment that the phrase, “…the pace of technological change…”, implies a shorter life. Our historical experience with the useful lives of our enterprise systems, namely DCS in North America and SAP R/2 in Europe, imply a life of greater than ten years which was considered in the determination of the useful live of our SAP R/3 enterprise system. As discussed above, we continue to use DCS as the backbone of our North American systems approximately twelve years after its initial implementation. We currently have no plans to migrate to another enterprise system in North America. Likewise, our SAP R/2 system was in place in several countries in EMEA in excess of ten years . Our comment as to the “…pace of technological change…” was to clarify for the Staff our rationale for the use of a ten-year life for enterprise systems rather than a potentially longer life, which we also considered given our prior experience with such systems.

The Staff also inquired as to what impact the decline in the EMEA market has had on the carrying value of our capitalized software and/or the amortization period for this asset. The general slowdown in the EMEA markets has had no effect on the Company’s use of SAP R/3 as we fully expect to utilize the SAP R/3 enterprise system in our EMEA operations for the ensuing ten years. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets, a long lived asset (asset group) is to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the Company’s conclusions leading to the $136.1 million goodwill impairment as of July 31, 2006, we performed an analysis to test the recoverability of this asset group, which included the SAP R/3 enterprise system. Our analysis concluded no impairment of the Company’s SAP R/3 enterprise-wide system was required as of July 31, 2006.

Note 10 – Employee Benefit Plans, page 54

Response to Comment 3.

As disclosed in Note 10 of the Company’s January 31, 2006 Form 10-K, the Company has elected to use the Hull-White Lattice (binomial) and Black-Scholes-Merton option-pricing models to determine the fair value of awards granted during fiscal 2007 and 2006.

In our previous response, we described the valuation methodology used for our Maximum-Value Options (“MVOs)”as follows:

Excerpt from our response letter dated August 14, 2006

“The valuation used a Hull-White Lattice (binomial) model to determine the value of the option. The “premium” or cap was then valued using the Black-Scholes-Merton model. The value of the MV stock-settled SAR was then determined as follows:

Step 1: Using the Hull-White Lattice model, calculate the value of an option - using methodology to reflect assumptions about sub-optimal (i.e., early) exercise behavior, based on the Company’s exercise history.

Step 2: Using the Black-Scholes-Merton model, calculate cost of the “cap” – i.e., the value of a premium-priced option with exercise price equal to the “cap” stock price and expected life equal to the vesting period.

Step3: Calculate the value of a MV stock-settled SAR equal to Step 1 – Step 2.

A separate valuation for each vesting tranche was then determined, because they all have different Step 1 and Step 2 values. The values were then averaged to arrive at the overall valuation per MV stock-settled SAR.

In accordance with paragraph A18 of SFAS No. 123R, both the Hull-White Lattice and Black-Scholes-Merton option–pricing models incorporate various assumptions including exercise price, stock price on date of grant, expected volatility, expected life and risk-free interest rates. The Hull-White Lattice model also incorporates a suboptimal exercise factor (“SEF”). An SEF is an assumption about early exercise behavior or patterns based on stock-price appreciation, rather than the time that has elapsed since the grant date. This factor is called “suboptimal” because traditional finance theory suggests that the optimal behavior is to hold an option until its contractual expiration date.

In accordance with paragraph A8 of SFAS No. 123R, the valuation technique must be applied in a manner consistent with the fair value measurement objective and other requirements of the pronouncement, be based on established principles of financial economic theory and generally applied in that field and reflect all substantive characteristics of the instrument. Both the Hull-White Lattice and Black-Scholes-Merton option-pricing models are cited in SFAS No. 123R paragraph A13 as valuation techniques that meet the criteria required by SFAS No. 123R discussed above.”

In accordance with paragraph A11 of SFAS No. 123R, “……judgment is required to identify an award’s substantive characteristics …. (and) to select a valuation technique that incorporates those characteristics”.

Our selection of both the Hull-White Lattice and Black-Scholes-Merton models as the valuation technique for our MVO’s took the following into consideration:

•	As described above, the Company used the Hull-White Lattice (binomial) pricing model for the valuation of the option. The Hull-White Lattice pricing model was designed to accommodate dynamic assumptions of the expected volatility and dividends over the option’s contractual term, and estimates of expected option exercise patterns during the option’s contractual term. The Company believes most experts in the area of valuing such stock-based instruments prefer the Hull-White Lattice model, as the model provides a better estimate of value due to the advantages inherent within the lattice approach. While we also considered using the Black-Scholes-Merton model for the valuation of the option, the Company chose the Hull-White Lattice pricing model for the option valuation on the advice of the third-party experts we engaged to assist us in the design and valuation of our equity-based awards.

•	As described above, the Company used the Black-Scholes-Merton pricing model for the valuation of the MVO “cap”. The Black-Scholes-Merton pricing model assumes that option exercises occur at the end of an option’s contractual term, and that expected volatility, expected dividends, and risk-free interest rates are constant over an option’s term. Consistent with the “forced exercise” provision within our equity incentive plan, the valuation of the option assumes that the option will be exercised as soon as the stock price underlying the MVO reaches the “cap”. This “forced exercise” provision, in effect, reduces the possible exercise scenarios, thus “simplifying” the option valuation. Therefore, while we considered using the Hull-White Lattice pricing model, our analysis led us to select the Black-Scholes-Merton pricing model as an appropriate and efficient method for valuing the MVO “cap”. Our analysis also showed that the valuation results between the two models were not materially different.

The Staff has inquired as to why we believe that the Hull-White Lattice (binomial) pricing model is not an appropriate model to value the cost of the “cap” of the Company’s MVOs. While we do, in fact, believe that the Hull White Lattice (binomial) pricing model is also an acceptable valuation model for the valuation of the “cap” of the Company’s MVO, the use of the Black-Scholes Merton pricing model yields a value that does not differ materially from the value that we would have obtained had we modeled the “cap” directly in a lattice model. Specifically, we have determined that the use of the Black-Scholes Merton valuation model accurately captures the limit placed by the “cap” on the potential upside value of the MVO and is a more efficient model for the Company to utilize in our MVO valuation.

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells

Jeffery P. Howells
Executive Vice President and Chief Financial Officer

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